March 19, 2015

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Stephanie Hui, Esq.

VIA EDGAR

Re:	Registrant:	Natixis Funds Trust II
	File No.:	811-00242
	Filing Type:	Form N-1A

Dear Ms. Hui:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on March 13, 2015, regarding the post-effective amendment to the Natixis Funds Trust II (the “Registrant”) registration statement on Form N-1A for the Loomis Sayles Dividend Income Fund (the “Fund”), which was filed with the Commission on January 28, 2015 (the “Registration Statement”). For your convenience, we have summarized each comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

Please note that the Registration Statement is scheduled to become effective automatically on April 1, 2015.

Prospectus

1.

Comment. Given that the Fund’s name has changed to “Loomis Sayles Dividend Income Fund,” please discuss the Fund’s use of income-producing equity securities with greater prominence. Additionally, please state whether the Fund has considered including an 80% investment policy for income-producing securities, per Rule 35d-1 under the Investment Company Act of 1940.

Response. In response to this comment, the Registrant has modified the first paragraph of the section “Principal Investment Strategies” under the heading “Investments, Risks and Performance” in the Fund Summary as follows:

“Under normal market conditions, the Fund will invest at least 80% of its assets in equity securities (the “equity portion”). The Fund expects that under normal market conditions a majority of the equity portion will include income-producing equity securities. Equity securities purchased by the Fund may include common stocks, preferred stocks and convertible securities, including, among others, warrants and convertible preferred stock. A significant majority of the equity securities purchased by the Fund will be traded on a U.S. exchange and denominated in U.S. dollars. The Fund’s non-U.S. equity investments, which will consist generally of American Depositary Receipts but may include direct foreign investments as well, will be limited to 20% of the equity portion. Although certain equity securities purchased by the Fund may be issued by domestic companies incorporated outside of the United States, the Adviser does not consider these securities to be foreign if they are included in U.S. equity indices published by Standard & Poor’s or Russell Investments. ~~The Fund expects that under normal market conditions a majority of the equity portion will include income-producing equity securities~~.”

The Registrant has carefully considered the inclusion of a separate 80% investment policy for income-producing securities. The Registrant respectfully submits that the term “income” in the Fund’s name—whether considered alone or as part of the phrase “dividend income”—does not require a separate 80% policy because the term “income” is commonly understood to refer to an investment strategy that emphasizes the achievement of current income, rather than to a specific type of investment or investments. The Registrant notes that Rule 35d-1 under the 1940 Act does not apply to terms that suggest an investment objective or strategy rather than a type of investment. See Frequently Asked Questions About Rule 35d-1 (Investment Company Names) (hereinafter FAQ), at Question 9, available at
http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm.

To the extent that the phrase “dividend income” suggests that the Fund focuses on equity securities in pursuing its investment strategy of achieving current income, the Registrant believes that the Fund’s investment strategy of investing a majority of the equity portion in income-producing securities is consistent with the guidance provided in Question 9 of the FAQ. Question 9 of the FAQ states that “Rule 35d-1 would not apply to the use of the term ‘income’ where that term suggests an investment objective or strategy rather than a type of investment. When used by itself, the term ‘income’ in a fund’s name generally suggests that the fund emphasizes the achievement of current income and does not suggest a type of investment.” Question 9 of the FAQ goes on to state that “[l]ikewise, the term ‘equity income’ suggests that a fund focuses its investments in equities and has an investment objective or strategy of achieving current income.” Consistent with this guidance, the Registrant believes that the use of the phrase “dividend income” in the Fund’s name does not refer to a particular type of investment, but rather suggests that the Fund “focuses its investments in equities and has an investment objective or strategy of achieving current income.” See id. The Registrant notes that the Fund’s investment strategy already includes an 80% investment policy with respect to equity securities. Accordingly, the Registrant respectfully submits that a separate 80% investment policy for income-producing securities is not required by Rule 35d-1 or the guidance thereunder.

2.

Comment. Please confirm whether investments in emerging market securities will be a part of the Fund’s principal investment strategy. If so, please include disclosure to that effect in the principal investment strategy and risks.

Response. The Registrant confirms that investments in emerging market securities will not be a part of the Fund’s principal investment strategy.

3.	Comment. In the fifth sentence of the first paragraph of the section “Principal Investment Strategies” in the Fund Summary, the Fund states “Although certain equity securities purchased by the Fund may be issued by domestic companies incorporated outside of the United States, the Adviser does not consider these securities to be foreign if they are included in U.S. equity indices published by Standard & Poor’s or Russell Investments.” Please clarify supplementally how the Fund defines “domestic companies incorporated outside of the United States.”

Response. The Fund defines “domestic companies incorporated outside of the United States” as companies that trade on United States indexes but are incorporated outside of the United States for taxation, political or other reasons.

4.	Comment. In the last sentence of the sixth paragraph of the section “Principal Investment Strategies” in the Fund Summary, the Fund states “The Fund may also invest in securities issued pursuant to Rule 144A under the Securities Act of 1933 (“Rule 144A securities”) . . . . Except as provided above, the Fund is not limited in the percentage of its assets that it may invest in these instruments.” Please confirm that to the extent that Rule 144A securities are deemed to be illiquid, the Fund will not exceed the 15% limit on illiquid securities.

Response. The Registrant confirms that to the extent that Rule 144A securities are deemed to be illiquid pursuant to the Fund’s policies relating to the liquidity of Rule 144A securities, the Fund will not exceed the 15% limit on illiquid securities.

5.

Comment. The second to last sentence of “Liquidity Risk” under the section “Principal Investment Risks” in the Fund Summary states that “Non-exchange traded derivatives are generally subject to greater liquidity risk as well.” Please confirm whether the Fund intends to make use of non-exchange traded derivatives. If so, please include disclosure to that effect in the Fund’s principal investment strategy.

Response. The Registrant confirms that the Fund does not currently intend to make use of non-exchange traded derivatives.

6.

Comment. The fifth sentence of “Derivatives Risk” under the section “Principal Investment Risks” in the statutory prospectus refers to “forward currency contracts, swaps and other over-the-counter derivatives.” Please confirm whether the Fund intends to make use of these particular instruments. If so, please include disclosure to that effect in the Fund’s principal investment strategy.

Response. The Registrant confirms that the Fund does not currently intend to make use of forward currency contracts, swaps or other over-the-counter derivatives.

In connection with the above-referenced filing, we acknowledge that:

¡	The Registrant is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;
¡	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and
¡	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filings or in response to the Division of Investment Management’s comments on the filings.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete

John M. DelPrete

Assistant Secretary

Natixis Funds Trust II

cc:	Russell L. Kane, Esq. Michael G. Doherty, Esq. John M. Loder, Esq.